         USA’s Only Conventional Lithium Project  Scoping Study Update – August 2019  ASX: PLL  NASDAQ: PLL  ABN 50 002 664 495

USA's Only Conventional Lithium Project

IDEAL LOCATION	▪ >50 years of lithium processing in North Carolina ▪ Abundant infrastructure and lithium talent pool ▪ Pure spodumene mineralogy on TSB
EXCEPTIONAL ECONOMICS	▪ 25-year project life ▪ NPV of US$1.45B and IRR of 34% ▪ Steady-state EBITDA of US$298M
NEAR-TERM CATALYSTS	▪ Permitting is well-advanced ▪ Exploration drilling and LiOH testwork in H2 2019 ▪ Strategic and offtake discussions underway
VALUATION UPSIDE	▪ Sector at 2-year lows despite strong demand outlook ▪ PLL trading at ~5% of NPV ▪ Recent M&A deals imply huge upside

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
2

Updated Scoping Study Highlights Exceptional Economics

Phased Development to Minimize Equity Dilution

25	US$298 M (A$438 M)	US$1.45 B (A$2.13 B)	34%
Year Mine Life	Run-rate EBITDA	After-tax NPV	After-tax IRR

PHASE ONE – 2021-2023

- Mine & Concentrator
- 160,000 tpy 6% concentrate + by-product minerals
- US$168 M initial capex
- Steady-state annual EBITDA - $66 M

PHASE TWO – 2023+

- Chemical Plant
- 22,700 tpy lithium hydroxide
- $344 M capex funded partially by concentrate cash flow
- Steady-state annual EBITDA - US$298 M

Source: Updated Scoping Study. Refer to the announcement dated August 7, 2019.

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
3

Following in Kidman's Footsteps

Wesfarmers Buying Kidman for US$520mm

KDR an impressive success story

- Integrated business model
- Large high-grade resource
- SQM as strategic partner
- LiOH offtakes with Tesla, LG, Mitsui
- Premium-priced sale to Wesfarmers

PLL compares favorably

- Same strategy and production profile
- Lower operating costs
- Higher EBITDA, NPV and IRR
- Unique and strategic US location

Major valuation disconnect

- KDR selling for 6.7x PLL valuation

Project	KIDMAN	PIEDMONT
Location	Western Australia	North Carolina
Business Model	SC6-to-LiOH	SC6-to-LiOH
Annual Production	22,670 t	22,700 t
Cash Production Cost[1]	US$4,885 / t	US$3,105 / t
Project Life	47 Years	25 Years
Average Annual EBITDA	US$226 M	US298 M
Net Present Value	US$1.10 B	US$1.45 B
Internal Rate of Return	27%	34%
Strategic Partner	SQM	tbd
Market Cap	US$520 M	US$77 M

1. Includes estimated royalties.

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
4

       Ideally Located in North Carolina            # 1State for BusinessForbes Magazine  0%State Mining Royalties  23%Corporate Tax Rate  ~100%Historic Lithium Production                  ASX:PLL; NASDAQ:PLL  5

     North Carolina Cost Advantage  Source: Public filings, Primero and Company estimates  Location drives 1st quartile cost position          NORTH CAROLINA  WESTERN AUSTRALIA  CANADA  LABOR  $42 / Hr  $72 / Hr  $96 / Hr  ELECTRICITY  6c / kWh  17c / kWh  4c / kWh  DIESEL  $0.65 / L  $1.02 / L  $0.91 / L  NATURAL GAS  $4.00 / Gj  $6.57 / Gj  $12.54 / Gj  TRANSPORTATION  $6 / T  $46 / T  $50 / T  GOVERNMENT ROYALTIES  0%  5%  0%  EFFECTIVE TAX RATE  23%  30%  33%        ASX:PLL; NASDAQ:PLL  6

 Projected to be the Industry’s Lowest-Cost Producer    ASX:PLL; NASDAQ:PLL  7

Robust Economics in Varying Price / Cost Environments

NPV > US$1B in Most Scenarios

- US$1.45B in base case
- US$1.93B at 3-yr trailing prices
- US$932M at low case prices
- Capex and Opex have modest NPV impact

Strong Internal Rates of Return

- 34% IRR using base case pricing
- 28% IRR using low case prices



After Tax NPV8 Sensitivity Analysis
Project NPV (US$mm)
$2,200
$1,800
$1,400
$1,000
$600
-30%
-20%
-10%
0%
10%
20%
30%
Sensitivity (%)
3 Year Trailing Avg.
Roskill High Price Case
Current Spot Price
Roskill Low Price Case
LiOH Pricing
Capital Cost
Operating Cost
Linear (LiOH Pricing)

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
8

Corporate Snapshot

Dual-Listed on ASX and Nasdaq to Maximize Liquidity

Piedmont Lithium Limited

	ASX	Nasdaq
Shares / ADRs (1 ADR = 100 Shares) [1]	815.4 mm	8.15 mm
Price (@ 8/6/19)	A$0.145	US$9.70
Market Cap [1]	A$114 mm	US$79 mm
Cash (@ 6/30/19) [1]	A$27.3 mm	US$18.4 mm

Key Shareholders

Australian Super	13.2%
Fidelity	9.1%
Officers and Directors	9.7%

Research Coverage

CANACCORD Genuity

ROTH Capital Partners

FOSTER STOCKBROKING

VIII EIGHT CAPITAL

RK Equity

1. Pro forma for placement of 145mm shares which closed July 10, 2019.

Share Price 30% Below Pre-Resource Highs



0.25
0.20
0.15
0.10
0.05
5
-
Jan 18
Mar 18
May 18
Jul 18
Sep 18
Nov 18
Jan 19
Mar 19
May 19
Jul 19

Board of Directors

Ian Middlemas	*Australia*	Chairman
Keith D. Phillips	*USA*	CEO
Anastasios Arima	*USA*	Executive Director
Jeff Armstrong	*USA*	Director
Jorge Beristain	*USA*	Director
Levi Mochkin	*Australia*	Director

PIEDMONT LITHIUM

ASX:PLL; NASDAQ:PLL 9

       Piedmont Lithium Project

     27.9 Mt @ 1.11% Li2O764,000 tonnes of contained LCE100% of the lithium is attributable to spodumene mineralizationShallow open pits – 74% of resource within 100m of surface and 97% within 150mOpen along strike and at depth – Phase 4 drillingongoing  High-Grade Mineral ResourceOne of North America’s Largest Hard-Rock Lithium Resources      ASX:PLL; NASDAQ:PLL  11

     Vast Exploration Upside  “The pegmatite deposit in the Kings Mountain district in North Carolina is considered one of the three largest lithium bearing pegmatite deposits in the world together with the Manono deposit in the Democratic Republic of Congo and Greenbushes in Australia.” – Minerals Engineering – January 2019 Issue  Large Areas of the Carolina Tin-Spodumene Belt Remain Unexplored      ASX:PLL; NASDAQ:PLL  12

 Initial Options415 Acres  2017903 Acres  20181,383 Acres  Current 2,206 Acres  Aggressive Land Consolidation StrategyNumerous Prospective Targets to Drive Resource and Mine Life          ASX:PLL; NASDAQ:PLL  13

 Exceptional Pure Spodumene Mineralogy  “The first question an investor should ask of a hard-rock lithium CEO is “how much of the lithium reports tospodumene?” – Jon Hykawy , PhD –President, Stormcrow Capital  XRD analysis confirms pure spodumenenature of Piedmont’s ore bodyAbsence of petalite and lepidolite in pegmatites expected to lead to high lithium recoveryMineralogy consistent across Piedmont’s Core,Central and Sunnyside properties    ASX:PLL; NASDAQ:PLL  14

 Strong Metallurgical Recoveries  Resource Grade  Recovered Grade  Competitive Resource Grade…1.11% Resource Grade  …and Positive Met Recoveries…85% recoveries…based on testing at SGS and North Carolina precedent…and supported by pure spodumene mineralogy  …Lead to Strong Recovered GradeDriving exceptional project economics  Pure Spodumene Mineralogy Supports Strong Recoveries                      0.75%  1.00%  1.25%  1.50%  Kidman Nemaska  Mt. Pilbara Wodgina Piedmont AlturaCattlin  Alita  CriticalElements                      0.60%  0.80%  1.00%  1.20%  Kidman Nemaska Pilbara Piedmont  Mt. Wodgina Altura CriticalCattlin Elements  Alita    ASX:PLL; NASDAQ:PLL  15

By-Product Credits Reduce LiOH Costs By ~$750/t

By-products were a large business for past lithium producers in NC

Strong local markets for quartz, feldspar and mica

Imports represent large market share due to US mine depletions

Initial offtake conversations underway with leading market participants


QUARTZ


FELDSPAR


MICA

By-product	Annual Volume (tpy)	Assumed Sales Price (US$/t)	Markets
Quartz	86,000	$100	Low-iron glass including solar panel cover glass, industrial ceramics
Feldspar	125,000	$75	Glass, frit, and industrial ceramics
Mica	13,000	$50	Specialty paints including automotive, filler uses, joint-compound

PIEDMONT LITHIUM

ASX:PLL; NASDAQ:PLL 16

Highly-Experienced Project Team

Management Team

Keith Phillips
Managing Director & CEO

30+ Years Wall Street experience with JPMorgan, Merrill Lynch and Dahlman Rose

Anastasios Arima
Executive Director & Co-founder

10+ Years Mining Company Executive, Founder of multiple mining companies

Lamont Leatherman
VP – Geology & Co-founder

25+ Years Exploration Geologist, Ex-senior Positions in BHP & Noranda in the Carolinas

Patrick Brindle
VP – Project Management

20+ Years US & Global Engineering, Procurement and Construction Expert

David Buckley
VP – Process Engineering

25+ Years Lithium Extraction and Conversion Expert, Ex-FMC and Albemarle

Tim McKenna
Advisor – Government Relations

30+ Years Government & Investor Relations, including with Rockwood Lithium

Technical Consultants

PRIMERO
Scoping Study Lead
(Australia & Canada)

CSA
Resource Geology
(Australia & Canada)

SGS
Metallurgy
(Canada)

HDR
Permitting
(North Carolina)

Marshall Miller & Associates
Mine Planning
(Virginia)

NC State University – Industry Expansion Solutions
Analytical Testwork
(North Carolina)

HAZEN
Analytical Test Work
(Colorado)

DeepEarth Logic
Blast Studies
(North Carolina)

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
17

Superior Profitability Index

Profitability Index Measures NPV vs. Initial Capex



3.00
2.50
2.00
1.50
1.00
0.50
0.00
Piedmont
Trilogy
Sabina
Corvus
Osisko
Clean TeQ
General Moly
Midas
Vista
Western Copper
Seabridge
Northern Dynasty
Polymet

	Piedmont	Trilogy	Sabina	Corvus	Osisko	CleanTeQ	General Moly	Midas	Vista	Western Copper	Seabridge	Northern Dynasty	Polymet
Project	Piedmont	Arctic	Back River	North Bullfrog	Windfall	Sunrise	Mt. Hope	Stibnite	Mt. Todd	Casino	KSM	Pebble	Northmet
Commodity	Lithium	Copper	Gold	Gold	Gold	Nickel	Moly	Gold	Gold	Copper	Au / Cu	Copper	Copper
Location	USA	USA	Canada	USA	Canada	Australia	USA	USA	Australia	Canada	Canada	USA	USA
Stage	PEA	PFS	DFS	PEA	PEA	DFS	DFS	PFS	PFS	DFS	PFS	PEA	DFS
After-tax NPV_8 (US$mm)	$1,450	$1,413	$455	$586	$310	$1,390	$734	$832	$679	$1,830	$3,400	$1,774	$271
Initial Capex (US$mm)	$510	$780	$311	$424	$298	$1,491	$802	$970	$839	$2,456	$5,500	$4,695	$1,216
Profitability Index (NPV/Capex)	2.84	1.81	1.46	1.38	1.04	0.93	0.92	0.86	0.81	0.75	0.62	0.38	0.22
After-tax IRR	34%	33%	28%	38%	33%	19%	18%	19%	21%	20%	10%	15%	10%
Payback	2.3	2.0	2.9	2.1	2.1	4.3	4.1	3.4	3.2	3.0	6.4	5.3	7.5
Market Cap (US$mm)	$79	$294	$330	$183	$893	$209	$26	$150	$83	$79	$863	$297	$372
Market Cap as % of NPV	5%	21%	73%	31%	288%	15%	4%	18%	12%	4%	25%	17%	137%

PIEDMONT LITHIUM
ASX:PLL; NASDAQ:PLL
18

Substantial Improvements vs. Prior Scoping Study  Resource expansion drives 90% longer mine life and 60% higher NPV    ASX:PLL; NASDAQ:PLL  19

 Scoping Study Summary    ASX:PLL; NASDAQ:PLL  20

       Lithium Markets

       Strong EV Demand Expected to Lead to Lithium Shortages“We are increasingly positive on the long-run pricing environment.” – Livent CEO  ASX:PLL; NASDAQ:PLL  22

     The American Mineral Security Act  “I think It’s Really Important for our National Security” US Rep Patrick McHenry (NC 10)  “Our nation’s mineral security is a significant, urgent, and often ignored challenge…our reliance on China and other nations for critical minerals costs us jobs…and leaves us at a geopolitical disadvantage.” – U.S. Senator Lisa Murkowski, Chair of theCommittee on Energy and Natural Resources  “The challenge…is ensuring that theU.S. does not exchange adependence on OPEC’s oil for adependence on China’s batteries and critical minerals.” – Robbie Diamond, Securing America’s Future Energy                        USA 1%  ASX:PLL; NASDAQ:PLL  23  Argentina 11%  Australia 46%  Chile 28%  China 13%  Other 1%  Source: Benchmark Minerals Intelligence  Lithium Raw Mineral Supply in 2018

     Purchase Price Parity Rapidly Approaching                        $60,580  $41,000  $27,250  $17,750  $14,800  $22,680  $23,070  $22,845  $24,713  $25,578  $0  $10,000  $20,000  $30,000  $40,000  $50,000  $60,000  $70,000  2013  2016  2019  2022  2025  MSRP  200 Mile Range EV Price Parity    200 Mile Range EV Price    Toyota Camry MSRP  ASX:PLL; NASDAQ:PLL  24  Source: ARK Invest

 ASX:PLL; NASDAQ:PLL  Supply Growth Consistently Over-Estimated  25  Source: Orocobre Limited                              0  40  80  120  160  Promised  Completed  Promised v. CompletedHydroxide Expansions 2018 (kt)  Incumbents accounted for  86% of new capacity                        7%  25%  62%  23%  0%  25%  50%  75%  100%  Chinese independent converter  Chinese integrated converter  South American brine  Average  Capacity Delivery Rate(Completed / Promised)      Promised v. Completed Carbonate Expansions 2018 (kt)  Incumbents accounted for  70% of new capacity                            13%  29%  32%  22%  0%  25%  50%  75%  100%  Chinese independent converter  Chinese integrated converter  South American brine  Average  Capacity Delivery Rate (Completed / Promised)        Chinese Independent Converter  Chinese Integrated Converter  South American Brine                              0  40  80  120  160  Promised  Completed

 Roskill Price Projections    ASX:PLL; NASDAQ:PLL  26

 Disclaimers  Cautionary Statements and Important InformationThis presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont Lithium Limited (“Piedmont”) as a summary only, and does not contain all information about Piedmont’s assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont’s securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.Forward Looking StatementsThis presentation contains forward-looking statements within the meaning of securities legislation in Australia and the United States, including statements regarding exploration and development activities; plans for Piedmont’s mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies.Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that we will be unable to commercially extract mineral deposits, that our properties may not contain expected reserves, risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), uncertainty about our ability to obtain required capital to execute our business plan, our ability to hire and retain required personnel, changes in the market prices of lithium, changes in technology or the development of substitute products, the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, uncertainties inherent in the estimation of lithium resources, risks related to competition, as well as other uncertainties and risk factors set out in filings made from time to time with the Australian Stock Exchange and the U.S. Securities and Exchange Commission, including our most recent Form 20-F. Actual events, results, performance and achievements could vary significantly from the estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred ResourcesThe information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.Competent Persons StatementsThe information in this presentation that relates to Exploration Results is extracted from the Company’s ASX announcements dated August 7, 2019, August 1, 2019, June 25, 2019, June 18, 2019, May 29, 2019, April 24, 2019,March 14, 2019, February 13, 2019, October 17, 2018, August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcements dated August 1, 2019, June 25, 2019 and April 24, 2019 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated August 7, 2019, July 17, 2019, June 18, 2019 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcement dated August 7, 2019 which is available to view on the Company’s website at www.piedmontlithium.com. The information in this presentation that relates to Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcement dated August 7, 2019 which is available to view on the Company’s website at www.piedmontlithium.com.Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.Exploration TargetThe Exploration Target is based on the actual results of Piedmont’s previous drill programs. To determine potential tonnage and grade ranges at the deposit, Li2O assay values and density values from drilling have been applied to the volume estimates. A density value of 2.71 g/cm3 is applied to derive tonnage values. Using this methodology an Exploration Target of between 4.0 to 4.5 million tonnes at a grade of between 1.10% and 1.20% Li2O is approximated for the Core property and an Exploration Target of between 2.0 to 2.5 million tonnes at a grade of between 1.1% and 1.3% Li2O is approximated for the Central property. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.  ASX:PLL; NASDAQ:PLL  27

         Piedmont Lithium Limited  America’s Only Conventional Lithium ProjectScoping Study Update – August 2019Keith D. Phillips – President and CEO+1 973 809 0505kphillips@piedmontlithium.com  Head Office 28 West 44th Street |Suite 810 | New York | NY 10036 | USAExploration Office 5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016| USARegistered Office 28 The Esplanade | 9th Floor | Perth | WA 6000 | Australiawww.piedmontlithium.com